BNY: PO BOX 505006, Louisville, KY 40233-5006

# Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

## Nature Wood Group Limited

## Annual General Meeting of Shareholders

For Shareholders of record as of November 17, 2025

Tuesday, December 16, 2025 10:00 AM, Local Time

**Mail:**

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

**YOUR VOTE IS IMPORTANT!**
**PLEASE VOTE BY: 12:00 PM, EST, December 10, 2025**

## Nature Wood Group Limited

**Instructions to The Bank of New York Mellon, as Depositary**
**(Must be received prior to 12:00 p.m. EST on December 10, 2025)**

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Nature Wood Group Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on November 17, 2025 at the Annual General Meeting of the Shareholders of Nature Wood Group Limited to be held on December 16, 2025 at 10:00 a.m. (Local Time), 51st Floor, Excellence Qianhai One, 5033 Menghai Avenue, Nanshan District, Shenzhen, Guangdong Province, China.

**NOTE:**
**1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution.**
**2. The meeting materials are available for viewing on Nature Wood Group Limited website as follows:**
**https://naturewood.investorroom.com/**

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

## Nature Wood Group Limited Annual General Meeting of Shareholders

**Please make your marks like this:** ☒

| | PROPOSAL | YOUR VOTE | | |
|---|---|---|---|---|
| | | FOR | AGAINST | ABSTAIN |
| 1. | RESOLVED as a resolution of members: the Change of Company Name.<br>*Please refer to enclosed Notice of the Meeting and Proxy Statement for the details.* | ☐ | ☐ | ☐ |
| 2. | RESOLVED as a resolution of members: the Share Reorganization.<br>*Please refer to enclosed Notice of the Meeting and Proxy Statement for the details.* | ☐ | ☐ | ☐ |
| 3. | RESOLVED as a resolution of members: Subject to approval of the Change of Company Name and the Share Reorganization, the adoption of Second Amended and Restated Memorandum and Articles of Association.<br>*Please refer to enclosed Notice of the Meeting and Proxy Statement for the details.* | ☐ | ☐ | ☐ |

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) ____ Date ____ Signature (if held jointly) ____ Date ____